Mail Stop 3561

January 25, 2008

Scott D. Farmer, Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

> **Re: Cintas Corporation**
> **Form 10-K for fiscal year ended May 31, 2007**
> **Filed July 30, 2007**
> **File No. 000-11399**

Dear Mr. Farmer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   We note that your business discussion in your Form 10-K is approximately 1 ½ pages in length. Advise us why you believe the length and the depth of your business discussion is consistent with Item 101 of Regulation S-K. Please address why the information you provide is adequate to allow investors to know the specific businesses conducted by the company so that they can make informed investment decisions.

Item 11. Executive Compensation

Compensation Discussion and Analysis

2.   You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash incentive bonuses and long-term equity incentives. For example, we note that growth in earnings per share and the accomplishment of certain individual goals were used to determine the annual cash incentives and long-term equity incentives except that the compensation for Mr. S. D. Farmer was based on growth in EPS, growth in sales and other performance goals. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Revenue Recognition, page 36

3. Based on the your return guarantee as disclosed on your website, we note you provide purchasers with a 30-day right of return for a full refund and the right to return items for up to one year with a graded restocking fee. Please revise to disclose your accounting policy for product returns and clarify whether revenue is presented net of a provision or allowance for product returns. Also, tell us why you have not included such information on your Valuation and Qualifying Accounts and Reserves schedule.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Bill Kearns at (202) 551-3727. Questions on other disclosure issues may be directed to Edwin S. Kim at (202)

Scott D. Farmer, Chief Executive Officer
Cintas Corporation
January 25, 2008
P4

551-3297.

                                    Sincerely,

                                    John Reynolds
                                    Assistant Director